UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                             (Amendment No. 2)*

                          FIGGIE INTERNATIONAL INC.
                         __________________________
                              (Name of Issuer)

               Class B Common Stock, par value $.10 per share
               ______________________________________________
                       (Title of Class of Securities)

                                 316828 60 7
                                 ___________
                               (CUSIP Number)

                            Harry E. Figgie, Jr.
                           37001 Shaker Boulevard
                  Hunting Valley, OH  44022    216/247-1190
                ____________________________________________
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              October 19, 1994
                              ________________

           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___.

Check the following box if a fee is being paid with the statement  ___.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

____________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

       2 of 6

                                SCHEDULE 13D
                                ____________

CUSIP No.  316828 60 7
           ___________

1.              NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Harry E. Figgie, Jr.
                ###-##-####

2.              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) ___
                                                                  (b) _x_

3.              SEC USE ONLY

4.              SOURCE OF FUNDS
                           Not applicable

5.              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS       ___
                REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.              CITIZENSHIP OR PLACE OF ORGANIZATION
                           Mr. Figgie is a citizen of the United States

                         7.      SOLE VOTING POWER
                                         760,623 Shares at December 19, 1994
   NUMBER OF SHARES      8.      SHARED VOTING POWER
                                         0 Shares at December 19, 1994
 BENEFICIALLY OWNED BY   9.      SOLE DISPOSITIVE POWER
                                         750,623 Shares at December 19, 1994
 EACH REPORTING PERSON   10.     SHARED DISPOSITIVE POWER
                                         10,000 Shares at December 19, 1994

11.             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         760,623 Shares at December 19, 1994

12.             CHECK BOX IF THE AGGREGATE AMOUNT IN                  _x_
                ROW (11) EXCLUDES CERTAIN SHARES*

13.             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         15.34%

14.             TYPE OF REPORTING PERSON*
                         IN

                  ________________________________________
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

       3 of 6

                This Statement on Schedule 13D is hereby amended as follows:

Item 2.         Identity and Background.
                _______________________

                (a) - (c) Mr. Figgie's address is 37001 Shaker Boulevard, Hunting Valley, Ohio 44022. Mr. Figgie is no longer an officer or director of the Corporation. Mr. Figgie is presently employed as Chairman Emeritus of the Board of Clark-Reliance Corporation, an Ohio corporation ("Clark-Reliance"). Mr. Figgie resigned from his position as Chairman of the Board and Chief Executive Officer of Clark-Reliance on October 19, 1994. The principal business of Clark-Reliance is the manufacturing of fluid controls for indication, drainage and measurement.

Item 5.         Interest in Securities of the Issuer.
                ____________________________________

                (a) Mr. Figgie beneficially owns an aggregate of 760,623 shares of Class B Stock, which constitutes approximately 15.34% of the outstanding shares of Class B Stock as of December 19, 1994.

                Included in the number of shares as to which Mr. Figgie has sole beneficial ownership are 557 shares of Class B Stock allocated to him under the Figgie International Inc. Stock Ownership Trust and Plan (the "ESOP"), 532 shares of Class B Stock allocated to him under the Figgie International Inc. Stock Ownership Trust and Plan for Salaried Employees (the "ESOP for Salaried Employees"), and 14,207 shares of Class B Stock allocated to him under the Figgie International Inc. Stock Bonus Trust and Plan (the "Stock Bonus Plan") (collectively, the "Plans").

                Under the terms of the trust instruments governing the Plans, participants are entitled to instruct the Trustee of the plan, on a confidential basis, on how to vote shares allocated to their accounts on any matter to be voted on by stockholders of the Corporation and on whether to tender such shares in any tender or exchange offer. Allocated shares for which no instructions are received cannot be voted or tendered by the Trustee.

                Shares held by the ESOP for Salaried Employees which were originally acquired with surplus assets of the Corporation's Retirement Income Plan (an overfunded defined benefit plan terminated on November 21, 1988), including shares purchased with loans repaid with such assets, generally cannot be disposed of by the Trustee, except in certain limited circumstances which are hereinafter described. The trust instruments authorize each Trustee of the Plans to dispose of certain allocated and unallocated shares held by the Plans only pursuant to the directions of participants with respect to the diversification of the investments of participant accounts, or in the response to a tender or exchange offer, or as needed for the purposes of making distributions of cash in lieu of shares or distributions of shares of Class A Stock instead of Class B Stock.

                On September 30, 1994, Mr. Figgie instructed the Corporation to: (i) sell the 557 shares of Class B Stock allocated to him under the ESOP and the 532 shares of Class B Stock allocated to him under the ESOP for Salaried Employees and transfer the proceeds of such sales to his account with the Clark-Reliance Employee Profit Sharing and Savings and Trust Plan (the "Clark-Reliance Plan"); and (ii) to transfer, in-kind, the 14,207

       4 of 6

shares of Class B Stock allocated to him under the Stock Bonus Plan to his account with the Clark-Reliance Plan.

                The aggregate number of shares beneficially owned by Mr. Figgie excludes a total of 435,687 shares of Class B Stock beneficially owned, or that may be deemed to be beneficially owned, by members of Mr. Figgie's immediate family, The Figgie Family Foundation, certain Figgie family trusts and Clark-Reliance as of December 19, 1994.

                Of the excluded shares, Mr. Figgie's wife owned 57,881 shares of Class B Stock; Matthew P. Figgie (Mr. Figgie's son, who lives in the same home as Mr. Figgie) owned 465 shares of Class B Stock (excluding those held in trust noted below); Dr. Harry E. Figgie, III (Mr. Figgie's son) beneficially owned 58,486 shares of Class B Stock (excluding those held in trust noted below); Dr. Mark P. Figgie (Mr. Figgie's son) owned 58,189 shares of Class B Stock (excluding those held in trust noted below); and The Figgie Family Foundation, of which Mr. Figgie is one of six trustees, owned 2,112 shares of Class B Stock. Also, of the excluded shares, 69,000 shares of Class B Stock were held in trust for Mr. Figgie's wife for which The Wilmington Trust Company acts as trustee; 47,493 shares of Class B Stock were held in trust for Matthew P. Figgie, for which Dr. Harry E. Figgie, III, F. Rush McKnight, and David L. Carpenter act as trustees; 2,499 shares of Class B Stock were held in trust for Dr. Harry E. Figgie, III, for which National City Bank acts as trustee; 2,499 shares of Class B Stock were held in trust for Dr. Mark P. Figgie, for which National City Bank acts as trustee; and 2,499 shares of Class B Stock were held in trust for Matthew P. Figgie, for which National City Bank acts as trustee.

                In addition, of the excluded shares, Clark-Reliance owns 134,564 shares of Class B Common Stock. Mr. Figgie is disclaiming beneficial ownership of these shares because he is no longer an executive officer of Clark-Reliance and owns only 22.7% of the outstanding shares of common stock of Clark-Reliance. Mr. Figgie's wife owns 22.7% of the outstanding shares of common stock of Clark-Reliance and each of his adult sons, Dr. Harry E. Figgie, III, Dr. Mark P. Figgie, and Mathew P. Figgie, owns 18.2% of the outstanding shares of common stock of Clark-Reliance.

                         (b)  Mr. Figgie has sole voting power with respect
to 760,623 shares of Class B Stock, sole dispositive power with respect to 750,623 shares of Class B Stock, and shared dispositive power with respect to 10,000 shares of Class B Stock issued to Mr. Figgie under the 1993 Restricted Stock Purchase Plan for Employees (the "Restricted Stock Plan") that were not repurchased by the Corporation on or about August 10, 1994.

                         (c)  On or about August 10, 1994, the Corporation
repurchased 90,000 of the 100,000 shares of Class B Stock and 50,805 shares of the 56,450 shares of Class A Common Stock issued to Mr. Figgie under the Restricted Stock Plan, at a price of $1.00 per share, in accordance with the terms of such plan.

                On September 30, 1994, Mr. Figgie instructed the Corporation to: (i) sell the 557 shares of Class B Stock allocated to him under the ESOP and the 532 shares of Class B Stock allocated to him under the ESOP for Salaried Employees and transfer the proceeds of such sales to his account with the Clark-Reliance Plan; and (ii) to transfer, in-kind, the 14,207 shares of Class B Stock allocated to him under the Stock Bonus Plan to his account with the Clark-Reliance Plan.

       5 of 6

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
                ________________________________________________________

                Mr. Figgie and the Corporation remain in discussions concerning the Corporation's repurchase rights and/or obligations under the Restricted Stock Plan with respect to the remaining 10,000 shares of Class B Stock and the remaining 5,645 shares of Class A Stock issued to Mr. Figgie thereunder.

       6 of 6
                                  SIGNATURE

                         After reasonable inquiry and to the best of my
knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         Dated:   December 28, 1994



                                         By:  /S/ Harry E. Figgie, Jr.
                                         _____________________________
                                         Harry E. Figgie, Jr.